November 22, 2023

Via Edgar

Kateryna Kuntsevich and Michael Coco,

United States Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628.

Re:	Québec

Registration Statement under Schedule B

Filed October 12, 2023

File No. 333-274949

Form 18-K for Fiscal Year Ended March 31, 2023

Filed May 15, 2023, as amended on May 30, 2023, July 5, 2023,

September 8, 2023, October 3, 2023 and November 13, 2023

File No. 002-86339

Dear Ms. Kuntsevich and Mr. Coco:

Please find attached a memorandum prepared by Québec in response to the Securities and Exchange Commission’s comment letter addressed to Ms. Martine Hébert, Déléguée générale du Québec à New York, dated November 7, 2023.

If you have any questions, please do not hesitate to contact the undersigned at (212) 558-4175.

Very truly yours,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. For your background information, and to place our responses in context, each year Québec files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances. Throughout the year, Québec files Reports on Form 18-K/A which amend and supplement the information contained in its Annual Report. Reference is made herein to the Update on Québec’s Economic and Financial Situation – Fall 2023 (the “Fall 2023 Economic and Financial Update”) attached as Exhibit 99.6 to Québec’s Report on Form 18-K/A, filed with the SEC on November 13, 2023 (“Amendment No. 5”), which amends Québec’s Annual Report and is incorporated by reference into Québec’s registration statements.

Registration Statement under Schedule B

General

1.

We note that you are selling securities (most recently in September 2023) under the registration statement dated September 11, 2017. Please advise as to validity of the issues and eligibility to rely on Schedule B shelf registration procedure.

Québec issues securities from time to time pursuant to effective registration statements under Schedule B (collectively, the “Registration Statements”) in reliance on the Schedule B shelf registration procedure set forth in SEC Release No. 6240 and SEC Release No. 6424 and on the no-action relief granted to Québec in the letter from the Staff dated November 6, 1991 (collectively, the “Schedule B Shelf Registration Procedures”). Most recently, Québec issued securities pursuant to its registration statement on Schedule B (File No. 333-220240), declared effective by the SEC on September 11, 2017 (the “Existing Registration Statement”). In accordance with the Schedule B Shelf Registration Procedures, Québec registered $10 billion in debt securities and warrants on the Existing Registration Statement that it reasonably expected to offer and sell within two years from the initial effective date. In SEC Release No. 33-6276, the SEC indicated that “securities which reasonably could have been expected to be offered for sale within two years may continue to be offered even though two years have elapsed since the effective date of the initial registration statement.” SEC Release No. 6424. It is not the actual sales that matter, but rather the intent of the seller at the time the initial registration statement is filed. On that basis, prior to the adoption of the Securities Act Reform rules and regulations in 2005, issuers relying on Rule 415 under the Securities Act continued to sell securities past the two-year anniversary of the effective date provided they had a bona fide expectation at the time of effectiveness. In 2005, the SEC eliminated the two-year requirement and adopted the three year limit on the use of S-3 and F-3 registration statements by certain categories of issuers (excluding Schedule B issuers) because the SEC “does not believe that [the two-year limitation] provides any significant investor protection.” SEC Release 33-8591. In adopting the three-year limitation for shelf offerings pursuant to Rule 415, the SEC did not extend the limit to Schedule B issuers noting that “we expect that the staff will continue to consider disclosure and other shelf issues affecting Schedule B issuers in the same manner that they do today.”

In September 2017, Québec registered $10 billion of securities in good faith consistent with a reasonable expectation that the securities could have been expected to be offered for sale within two years following effectiveness. The amount of securities that may actually be sold in any period fluctuates based on the CAD/USD exchange rate and the amount of securities sold outside the United States. Since Québec began registering securities on Schedule B, the amount of securities registered has increased significantly over time (for example, $3.0 billion was registered in 2005, $8.0 billion was registered in 2015 and $10.0 billion was registered in 2017). Québec ultimately sold less securities than expected at the time the Existing Registration Statement went effective. The unsold securities remain available for sale under the Existing Registration Statement. Québec has historically filed a new registration statement on Schedule B approximately every two years as it monitored the remaining availability on its shelf registration statement and its financing needs, with the exception of the Existing Registration Statement.

In addition, Québec continues to be eligible to use the Schedule B Shelf Registration Procedures as a seasoned foreign government issuer because (i) it has offered and sold securities pursuant to an effective registration statement within the past five years and (ii) has not been in default under the terms of any of its public debt.

With respect to the validity of the securities issued from time to time pursuant to its Registration Statement, including most recently pursuant to the Existing Registration Statement, Québec respectfully directs the Staff to the opinions of counsel attached as exhibits to the applicable Report on Form 18-K/A filed with the SEC in connection with each offering of securities pursuant to its Registration Statements.

2.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Québec respectfully directs the Staff’s attention to page A.12 and Sections C and D of the Fall 2023 Economic and Financial Update, filed as an exhibit to Amendment No. 5, which provides the most recently available updated statistics and information with respect to Québec’s economy and financial situation. Consistent with the approach to periodic reporting described in the preamble hereto, Québec will continue to provide updated statistics for key fiscal and economic metrics in future Form 18-K/A amendments and in its next Annual Report on Form 18-K.

3.

Please update, as necessary, to include any material updates relating to the impact of climate change, including any political, economic or social impact. We note, for example, news reports of the worst wildfire season on record in the summer of 2023 as well as record energy use during February 2023 cold snap.

Québec respectfully directs the Staff’s attention to pages A.7, A.9, B.39 – B.45 of the Fall 2023 Economic and Financial Update, filed as an exhibit to Amendment No. 5, which provides an update on the impact of recent forest fires and other information with respect to the impact of climate change on Québec.

Annual Report on Form 18-K, Exhibit 99.1

Aboriginal Peoples, page 8

4.

We note your disclosure throughout this section that Québec intends to contest various claims. To the extent applicable, please update your disclosure regarding pending litigation to provide the most recent data available.

While the status of various claims in connection with Québec’s relationship with Aboriginal Peoples is ongoing, Québec respectfully submits that there have been no material developments with respect to these claims.

Economy, page 10

5.	Please clarify how the unemployment rate is defined and whether and how it is adjusted, here or elsewhere within disclosure.

Statistics with respect to the unemployment rate contained in Québec’s periodic reports is sourced from official government sources, including the Institut de la statistique du Québec and Statistics Canada. In some cases, Québec calculates variations in the unemployment rate across different periods and presents it as a percentage change. Québec otherwise does not make any adjustments to the source data.

Free Trade Agreements, page 23

6.	Please provide the result of the final determination of the fourth administrative review that was expected in August 2023.

The results of the final determination of the fourth administrative review referenced on page 23 of Québec’s Annual Report on Form 18-K was released by the U.S. Department of Commerce on July 27, 2023. The final determination set the combined duty rate at 8.05% (1.79% countervailing duties and 6.26% antidumping duties). This reflects a 0.19% decrease from the preliminary rate disclosed in Québec’s Annual Report on Form 18-K. Québec respectfully submits that this change does not reflect a material development with respect to its disclosure on this matter.

Consolidated Financial Transactions, page 26

7.	We note a significant net decrease in cash between 2022 and preliminary 2023 in Table 10. Please provide an explanation for the decrease.

Québec’s budgeted balance of cash and cash equivalents is subject to variability depending on its sources and uses of cash. The decrease referenced by the Staff reflects a decrease in the budgetary balance within the meaning of the Balanced Budget Act compared to the budgetary balance in March 2022. Decreases in budgeted cash and cash equivalent balances in the preliminary 2023 results reported on Québec’s Annual Report on Form 18-K were primarily driven by an increase in consolidated expenditures, including as a result of enhancements to senior assistance, the indexation of salary scales, increased enrollments in educational institutions and grants to promote access to quality, affordable housing and to renovate low-income housing alternatives. Québec respectfully submits that the material factors that affect Québec’s budgeted cash and cash equivalent balances are disclosed throughout Québec’s Annual Report on Form 18-K and are updated periodically in amendments to Québec’s Annual Report on Form 18-K, including most recently with the filing of the Fall 2023 Economic and Financial Update, filed as an exhibit to Amendment No. 5.

2022-2023 Preliminary Results, page 28

8.	We note that Table 11 shows the budget for 2023-2024 as revised to no longer include any “provisions for economic risks and other support and recovery measures”, please advise.

The provision for economic risks and other support and recovery measures in Budget 2022-2023 reflected increased expected budgetary expenditures in response to potential economic challenges, including in connection with the economic recovery following COVID-19. At the time Budget 2023-2024 was tabled at the end of the 2022-2023 fiscal year, Québec determined this provision was no longer required.

Consolidated Expenditures, page 34

9.	Please provide greater detail on expenditures included under “Other portfolios” in Table 14 and on page 36.

Québec respectfully directs the Staff’s attention to page D.38 and Appendix 1—Table D.20 on page D.43 of the Fall 2023 Economic and Financial Update, filed as an exhibit to Amendment No. 5, which provides additional disclosure with respect to expenditures included in the “other portfolio.”

Government Employees and Collective Unions, page 37

10.

We note your disclosure on collective bargaining for the renewal of collective agreements expired on March 31, 2023. To the extent applicable, please update your disclosure regarding new developments since March 27, 2023, to provide the most recent data available.

Québec respectfully directs the Staff’s attention to page A.19 of the Fall 2023 Economic and Financial Update, filed as an exhibit to Amendment No. 5, which provides an update, to the extent material, with respect to collective bargaining for the renewal of Québec’s collective agreement.

Government Enterprises and Bodies, page 42

11.

We note disclosure of financial information on certain government enterprises in Table 18 as of March 2022. Please revise to update or advise. Please also include financial information of Investissement Quebec and dividends paid by SQDC.

Québec respectfully directs the Staff’s attention to Table D.7 on page D.16 of the Fall 2023 Economic and Financial Update Québec, filed as an exhibit to Amendment No. 5, which provides an update, to the extent material, with respect to revenues from certain government enterprises, including Investissement Québec and Société québécoise du cannabis.